

July 21, 2017

Stuart Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: AIP Alternative Lending Fund A (the "Fund")
        Registration Statement on Form N-2
        File Nos. 333-218889; 811-23265

Dear Mr. Strauss:

We have reviewed the filing referenced above that was made on June 22, 2017, and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. All defined terms have the meanings ascribed to them in the prospectus.

Prospectus

Outside Front Cover

Investment Program

1. The disclosure states that the Fund will seek to achieve its investment objective by investing in alternative lending securities that generate interest or other income streams that the Fund's investment adviser believes offer access to credit risk premium. The "credit risk premium" is defined as the difference in return between obligations viewed as risk free, such as high-quality, short-term government debt securities and securities issued by private entities or other entities which are subject to credit risk. Please expand the disclosure to clarify whether the credit risk premiums generated by the Fund's investment are expected to appropriately compensate the Fund for the level of credit risk to which such investments are subject.

2. The second paragraph of this section states the Fund will not invest greater than 45% of its Managed Assets in the securities of, or loans originated by, any single Platform or group of related Platforms (hereinafter, a "Platform Group"). In your response letter, please confirm that the Fund understands that a Platform is an issuer and that if the Fund

invests 45% or more of its assets in the securities of, or loans originated by, a single Platform or Platform Group, then the Platform or Platform Group may be considered a co-issuer of the Fund under Rule 140 of the Securities Act of 1933 Act. Also confirm that if the Fund were to be regarded as engaged in a distribution of the securities of a Platform or Platform Group, or if a Platform or Platform Group were considered a co-issuer with the Fund, the registration statement would need to contain all required disclosure regarding that Platform or Platform Group, and that Platform or Platform Group would need to execute the registration statement as an issuer and would have issuer liability under the Securities Act of 1933 Act for the disclosure contained in the registration statement.

3. The fourth paragraph states that, although the Fund's fundamental policies do not permit the Fund to invest in consumer loans of sub-prime quality, "some" unrated securities purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. However, the prospectus does not specify any maximum percentage of Fund assets that may be invested in assets that may be of credit quality comparable to securities rated below investment grade. Accordingly, please delete the word "some" from the fourth paragraph and revise to specify the maximum percentage of the Fund's assets that may be invested in unrated securities that may be of credit quality comparable to securities rated below investment grade, as well as in securities rated below investment grade. Also clarify that the Fund will not invest in consumer loans that may be of credit quality comparable to securities rated below investment grade.

Summary of Terms

Investment Program (page 1)

4. We note that the Fund may invest in a broad range of alternative lending securities, including, "but not limited to," those that are included in six categories of investments listed in the disclosure. In your response letter, please confirm that the six categories disclosed constitute all of the principal categories of alternative lending securities in which the Fund may invest. In the alternative, please disclose any other principal categories.

5. Among the six categories identified are fractional interests in alternative lending securities and tranches of alternative lending securitizations, including, but not limited to, residual interests and/or majority-owned affiliates. Furthermore, the disclosure states that the Fund will not invest in consumer loans that are of sub-prime quality as determined at the time of investment. Please clarify the disclosure to indicate whether Fund will not also indirectly invest in consumer loans that are of sub-prime quality when it invests either in fractional interests in alternative lending securities or in tranches of alternative lending securitizations.

6. The disclosure on page 2 states that the Fund pursues its investment objective by investing primarily in alternative lending securities, either directly or through one or more wholly-owned and controlled Subsidiaries formed by the Fund. The disclosure on page 23 under "Subsidiary Risk" further states that, by investing through its Subsidiaries, the Fund is exposed to the risks associated with the Subsidiaries' investments. The disclosure also states that the Subsidiaries will not be registered as investment companies under the ICA and will not be subject to all of the investor protections of the ICA, although each Subsidiary will be managed pursuant to the compliance policies and procedures of the Fund applicable to it. The disclosure further suggests that Subsidiaries may be organized under the laws of a non-U.S. jurisdiction.

7. It is clear from the disclosure that the Subsidiaries of the Fund may be deemed to act as extensions of the Fund's investment operations designed to facilitate the execution of the Fund's investment strategy. Accordingly, please explain in your response letter whether such Subsidiaries will be consolidated with the financial statements of the Fund. In this regard, please see SEC Division of Investment Management Guidance Update No. 2014-11 (October 2014).

8. Additionally, with respect to the Fund's Subsidiaries (including any special purpose vehicle wholly-owned by any Subsidiary of the Fund) please provide details in your response letter regarding the choice of form of entity and jurisdiction of organization. Also, please confirm the following:

> a. that the Fund complies with the provisions of the Investment Company Act of 1940 (the "ICA") governing investment policies (Section 8 of the ICA) and capital structure and leverage (Section 18 of the ICA) on a combined aggregate basis with its Subsidiaries.

> b. that each investment adviser to the Subsidiary complies with provisions of the ICA relating to investment advisory contracts (Section 15 of the ICA) as an investment adviser to the Fund under section 2(a)(20) of the ICA. The investment advisory agreement between an adviser and a Subsidiary is a material contract that should be included as an exhibit to the registration statement. Where the Fund and a Subsidiary have the same investment adviser, for purposes of complying with Section 15(c) of the ICA, the reviews of the Fund's and the Subsidiary's investment advisory agreements may combined.

> c. that the Subsidiaries comply with the provisions relating to affiliated transactions and custody (Section 17 of the ICA). Identify the custodian of the Subsidiaries.

Also, regarding any Subsidiary that may be organized under the laws of a non-U.S. jurisdiction, please provide the following additional information:

> d. disclose: (1) whether the Fund will have received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the foreign Subsidiary is qualifying income, and (2) if the Fund does not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
>
> e. disclose any of the foreign Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund when it invests in a foreign Subsidiary should reflect aggregate operations of the Fund and the foreign Subsidiary.
>
> f. confirm in your response letter that the financial statements of the foreign Subsidiary will be consolidated with those of the Fund.
>
> g. also confirm, in your response letter, that: (1) the foreign Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (2) the foreign Subsidiary and its board of directors will agree to inspection by the staff of the foreign Subsidiary's books and records, which will be maintained in accordance with Section 31 of the ICA and the rules thereunder.

9. On page 2, the Fund states that its investment objective and strategy are non-fundamental and may be changed without Shareholder approval. Add disclosure to clarify that, although the Fund's 80% investment policy may be changed without Shareholder approval, the Fund has adopted a policy to provide its Shareholders with at least 60 days prior notice of any change in that policy.

10. Among the types of loans to which the Fund will gain exposure, described on page 2, are those that are interest-only and/or those that do not require the full amortization of principal. Disclose whether a material amount of the Fund's assets may be invested in such loans. Also highlight the related material risks, as applicable, in the prospectus risk factor presentation.

11. The disclosure appearing at the bottom of page 2 states that, in implementing the Fund's investment program, the Adviser has broad discretion to invest in alternative lending securities, including those relating to a variety of borrower types and geographic regions (including regions outside the United States), subject to the Fund's stated fundamental policies. The disclosure also states that, in the future, the Fund's investments may be sourced from Platforms domiciled outside or Platforms underwriting loans outside the United States, including in the United Kingdom and/or Europe (except emerging markets, as determined by the Adviser). Add clarifying disclosure to provide the Adviser's definition of "emerging markets." Disclose whether or not there is any limit on the amount of Fund assets that may be invested in loans originated by or through

non-U.S. Platforms or to non-U.S. borrowers. If so, then disclose the maximum amount of Fund assets that could be so invested.   In your response letter, undertake to sticker the Fund's prospectus to provide appropriate risk disclosure whenever a material amount of the Fund's total assets represent investments in borrowers located in or issuers primarily operating in any one foreign country.

12.   Please clarify the disclosure appearing in the second full paragraph on page 3 to whether the Fund will monitor the Platforms from which it purchases individual loans and other alternative lending securities in order to ensure sound underwriting standards are maintained over time and whether the Fund will review the Platforms' credit models.

13.   The disclosure appearing at the bottom of page 3 indicates that the Fund may also invest in subordinated classes of loans or other assets, including unrated equity tranches. Amplify the disclosure to state that these investments will possess credit quality substantially equivalent to "junk," and will be considered speculative with respect to the borrower's or the issuer's capacity to pay interest and repay principal.

14.   Disclose, if true, that the subordinated (residual) classes in which the Fund may invest are typically considered to be a highly speculative investment and they are required to absorb all of the losses before the more senior classes are required to do so.

15.   Please disclose whether the Fund intends to hold its investments to maturity. If not, disclose how the Fund will make decisions to sell its investments.

Leverage (page 4)

16.   The second paragraph states that the Fund or a Subsidiary of the Fund may incur leverage to the extent permitted by the ICA, and also specifies the maximum amounts permitted by the ICA. Add disclosure to clarify that the Fund will comply with the limitations on leverage imposed by the ICA on a combined aggregate basis with its Subsidiaries.

17.   The disclosure also states that the Fund has no present intention to issue preferred stock. Expand the disclosure to state, if true, that the Fund has no present intention to issue preferred stock during the 12 month period after effectiveness of this registration statement. In the alternative, add applicable fee table and other disclosures pertaining to the impact of a preferred stock offering on the Fund's Shareholders.

Distributions (page 6)

18.   Expand the disclosure in this section to state that, unless a Shareholder elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the Dividend Reinvestment Plan. Also disclose that, for U.S. federal income tax purposes, all dividends are generally taxable in the same manner, whether a

Shareholder takes them in cash or they are reinvested pursuant to the Dividend Reinvestment Plan in additional shares of the Fund.

<u>Fees and Expenses</u> (page 7)

19.   The disclosure in this section briefly highlights the fees and expenses that the Fund will incur. Please clarify, in each instance, that Shareholders of the Fund will indirectly bear all fees and expenses of the Fund that are described in this section and elsewhere in the prospectus.

20.   Expand the disclosure to indicate that dividends reinvested through the Fund's Dividend Reinvestment Plan increase the Fund's Managed Assets and average net assets on which the Management Fee and the Administration Fee, respectively, are payable to the Adviser and the Administrator.

<u>Repurchase of Shares by the Fund</u> (page 9)

21.   The penultimate sentence of this section states that the Fund has the right to repurchase Shares held by its Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund's Agreement and Declaration of Trust. Additional disclosure on page 63 includes six bullet points that set forth when the Fund may, in its sole discretion, repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder. Please explain to us how the Fund's ability to repurchase its Shares in these situations is consistent with Rule 23c-2 under the ICA, which requires, among other things, that a closed-end fund redeem shares in a "manner as will not discriminate unfairly against any holder of the securities of such class or series."

<u>Loans May Carry Risk and Be Speculative</u> (page 9)

22.   In your response letter, please tell us what information is available to the Fund on alternative lending securities loss, delinquency and default rates. Please tell us where the Fund obtains this information from and whether the information is sufficient to allow the Fund to monitor trends over time.

<u>Default Risk</u> (page 10)

23.   Expand the discussion to highlight the extent of any consumer laws that may prohibit, delay, or otherwise impose liability on the Fund resulting from collection activities relating to its investments. Disclose whether applicable laws impose limitations on the Fund's ability to own or possess consumer notes.

Servicer Risk (page 13)

24. The disclosure here, and elsewhere throughout the prospectus, highlights the fact that the Fund materially depends on the Platforms for loan data, origination, sourcing and servicing. In your response letter, undertake to update the Fund's prospectus throughout the continuous offering of the Fund's securities, and to include in the Fund's periodic reports, the following disclosure: the name of each Platform through which the Fund invests greater than 25% of its assets, a description of the Platform and a discussion of any unique risks that the Platform presents. Also undertake to disclose in the management's discussion of Fund performance, and as a substitute for the required disclosure pertaining to the ten largest securities holdings of the Fund, the ten largest Platforms in which the Fund invests.

Loans are Generally not Secured by any Collateral or Guaranteed or Insured by any Third Party (page 14)

25. In the third paragraph, expand the disclosure to clarify why, after the final maturity date of a loan, a Platform may have no obligation to make any late payments to its lender members (such as the Fund) even if a borrower has submitted such a payment to the Platform, and the lender member will have no right to such payments.

Risk of the Platform or the Fund Being Deemed the True Lender (page 19)

26. We note the disclosure here, and elsewhere in the prospectus, highlighting the risk of the Fund being treated as a lender. Would the additional regulatory oversight, as well as the additional costs, create for the Fund operational and financial burdens and exposure to liability disproportionate to the amounts invested and otherwise not typically seen in a registered fund. Please tell us what research you have done on the question of whether the Fund will be treated as the lender under these laws as well as what additional steps, if any, the Fund will take to avoid such treatment.

Real Estate Loans Risk (page 24)

27. Disclose the maximum permissible loan-to-value ratio of the real estate-related investments in which the Fund will be allowed to invest.

Summary of Fees and Expenses (page 27)

28. The fee table is incomplete and seed financial statements are not included in the filing. In this regard, please note that we may have additional comments on future pre-effective amendments.

29. The first paragraph is set to disclose the number of Shares of the Fund assumed to have been sold when calculating the annual expenses presented in the fee table and expense example. In your response letter, indicate why the particular level of Shares was

selected to form the basis of the assumption. In the response letter, the Fund should also undertake to update the fee table and expense example during the continuous offering period to reflect any material changes resulting from an increase or decrease in the amount of Shares that the Fund reasonably expects to be able to sell.

30.   Please confirm that the fee table will include the impact of organization and offering expenses expected to be incurred in the first year of operations.

31.   Please present the last two fee table line items in larger type.

32.   Expand the disclosure presented in footnote (1) to highlight the quantitative assumptions that were used when calculating "Interest Payments on Borrowed Funds."

33.   Please note that the fee waiver/expense reimbursement agreement that the Adviser has entered into with the Fund must cover a period of at least 12 months. Accordingly, specify the term of the fee waiver/expense reimbursement agreement in footnote (3). Also file the fee waiver/expense reimbursement agreement as an exhibit to the registration statement.

34.   Please confirm that any fees waived/expenses reimbursed are not subject to future recoupment.   If the Adviser is able to recoup fees waived/expenses reimbursed, please add appropriate disclosure.

35.   In a footnote to the fee table, please make clear that the Acquired Fund Fees and Expenses to be included in the fee table will take into account, as applicable, the calculation/presentation of Acquired Fund Fees and Expenses that is required by Instructions 10.f. & g. to Item 3.1. of Form N-2.

36.   Disclosure indicates that the Fund may utilize Subsidiaries.   Please confirm that any Subsidiary expense is reflected in the fee table.   Note, any management fee paid by the Subsidiary should be reflected in the "Management Fee" line item of the fee table and the remainder of the Subsidiary's expenses should be reflected in "Other Expenses."

Example (page 28)

37.   Clarify that the Example gives effect to the fee waiver/expense limitation agreement only for its contractual term.

Leverage (page 34)

38.   The fifth paragraph states that the Fund reserves the flexibility to issue preferred shares. At an appropriate juncture in the prospectus, please add disclosure regarding the rights and preferences of holders of preferred stock versus holders of Shares, highlighting their competing/conflicting interests; disclosure that all fees and expenses of the Fund,

including fees and expenses of issuing and servicing preferred stock, are borne exclusively by holders of Shares; etc.

Effects of Leverage (page 35)

39.   In the table presenting the effects of leverage, the last column heading of "Assumed Return on Portfolio (Net of Expenses)" should be changed from "-10%" to "10%."

Risk Considerations (page 36)

40.   Expand the first paragraph to make clear that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

41.   Add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might materially impact the Fund's future borrowings, its net investment income, its net asset value, the ability of the borrowers to service debt, and also materially impact the investment vehicles in which the Fund may invest, *etc*.

42.   In your response letter, please confirm that the Fund has disclosed the extent to which it may invest in derivatives and the related risks of such investments. In this regard, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

43.   Provide a separate risk factor highlighting any projected material spikes in consumer credit defaults.

Tax Treatment of Loans Risk (page 57)

44.   The disclosure states that, for purposes of the Diversification Tests, it may be uncertain whether the issuer of such whole loans made by the Fund will be the Platform, or the underlying borrowers with respect to such investments. It further states that, in the opinion of Dechert LLP, tax counsel to the Fund, whole loans acquired by the Fund under the circumstances described in the "Tax Aspects" section of the prospectus should be treated as issued by the underlying borrower for the purposes of the Diversification Tests. Further, based on such opinion, the Fund intends to treat the underlying borrowers as the issuers of whole loans (and not the Platforms) for purposes of the Diversification Tests. Accordingly, please file, as an exhibit to the registration statement, a tax opinion and consent of Dechert LLP supporting the disclosure regarding its opinion.

Derivatives (page 59)

45. Add disclosure to briefly identify the Fund's valuation policy regarding its investments in derivatives.

Custodian and Transfer Agent (page 68)

46. Please advise the staff as to how the Fund will satisfy the custody requirements under section 17(f) of the ICA and also add a corresponding brief description to the disclosure. For example, disclose that the Fund's qualified custodian will receive evidence that the Fund owns the loan and will have the ability to enforce the loan. This should include disclosure on what the custodian receives as evidence for each of the different types of loans that it will purchase. As an example, the Fund's custodian should receive an executed loan package, which could consist of either a note or a loan agreement and a note, along with an instrument of assignment executed by the platform. The custodian should also receive personally identifying information about the borrower to enable the custodian to enforce the loan directly against the borrower.

Calculation of Net Asset Value (page 69)

47. The disclosure states that the NAV per Share is calculated monthly. Expand the disclosure to identify as of what day and time each month NAV per Share will be determined under normal circumstances.

48. Confirm in correspondence that the Fund's financial statements will classify the loans as Level 3 in the fair value hierarchy based on the valuation methodology and will characterize the loans as illiquid.

Plan of Distribution (page 80)

49. Please provide, as applicable, the disclosure specified by Item 5.4. of Form N-2.

Statement of Additional Information

Fundamental Policies (page 1)

50. In the first enumerated fundamental policy, please insert the phrase "or group of industries" after the word "industry."

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.
You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel